Exhibit 99.2
Pershing Square Capital Management, L.P.
888 Seventh Avenue, 42nd Floor
New York, NY 10019
May 7, 2010
The Board of Directors
General Growth Properties, Inc.
Ladies and Gentlemen:
I write to you as the investor with the largest economic stake in the outcome of the decision before you. Having participated in GGP’s Phoenix-like rise from the ashes only one year ago, we — like the company’s other owners — are extremely concerned about the catastrophic risk of a failed GGP emergence transaction. I am reminded of Mr. Buffett’s two principal rules on investing:
Rule #1: Never lose money.
Rule #2: Don’t forget Rule #1
As you know, I left the board to join with Brookfield and Fairholme to provide the necessary capital to give GGP a fully funded exit financing from bankruptcy. Under the terms of that transaction, members of the investor group receive 120 million warrants (the “Interim Warrants”) at $15 per share, 40% of which vest upfront, and the balance beginning 60 days after the bid protection hearing. Because Pershing Square would receive more than 17 million of these warrants for providing its share of the commitment, one might suggest that any advice I provide to the board may be biased by the economics of those warrants.
In order to: (1) demonstrate my conviction and my belief in the importance of my advice to the board, (2) eliminate the potential for the appearance of any conflict and (3) align my interests as closely as possible with other shareholders, Pershing Square will agree to forgo its right to receive its share of the Interim Warrants in the event the hearing goes forward this morning, and the 103 million remaining Interim Warrants are issued to Brookfield and Fairholme.
The waiver of the Warrants will also have the benefit of reducing the frictional costs associated with the company selecting the SPG going-private alternative or other future alternatives that may arise between today and the completion of the plan of reorganization. The existence of a fully committed and fully funded backstop will materially increase the company’s bargaining power with SPG, and, as a result, shareholder value.

By waiving our right to receive the warrants we previously bargained for, you should understand that we are foregoing $128 million of value (based on Simon’s estimates) in exchange for your attention, so please give the below thoughts careful consideration.
Valuation of the SPG Acquisition Proposal
Because of the inherent antitrust risk to closure of an acquisition by GGP’s principal competitor, the SPG transaction should be valued based on the expected value of its three potential outcomes:
(1) the SPG acquisition of GGP closes,
(2) the FTC stops the acquisition but allows the SPG recapitalization to proceed,
(3) the FTC does not permit either the SPG’s acquisition or recapitalization to proceed.
Valuation of the SPG Acquisition Proposal
Despite SPG’s headline valuation of $20 per GGP share, we believe that the SPG acquisition is worth materially less than $20 per share.
We note that SPG is fixing the exchange ratio of SPG and GGP stock today, having reduced the amount of cash in the current bid from its very first $6.00 per share proposal. In the proposed transaction, shareholders remain fully exposed to SPG’s stock between now and the potential closing of the SPG transaction. Thereafter, shareholders who choose to hold SPG stock will participate to a minimal extent in the value created in the GGP portfolio as it will be diluted by SPG’s larger portfolio of stabilized mall assets.
Why should an investor trade a high-potential equity for one with lower upside potential when the standalone alternative offers greater upside with a similar risk profile?
Second, in the SPG acquisition, unlike in the Brookfield-led recapitalization, current GGP shareholders will remain burdened by $300 million of master plan community tax liabilities and an unknown amount of liabilities to the Hughes family, amounts which become liabilities of GGO in the SPG transaction. Depending on the amount of the Hughes liability, this feature of the Brookfield transaction adds a minimum of a dollar per share of comparative value.
Third, SPG’s new proposal states that current shareholders will receive a distribution of GGO, but no longer includes a SPG commitment to purchase $250 million of shares at $5.00 per GGO share, capital required to maximize value for GGO shareholders. This does not surprise us in light of the fact that GGO’s master planned communities and other assets are not consistent with SPG’s strategy or expertise.
Valuation of the SPG Recapitalization Proposal

We note that the SPG recapitalization also will be subject to FTC review. If the FTC prohibits SPG’s purchase of GGP, the probability of failure of SPG’s allegedly “passive” recap investment in GGP increases markedly. One should never seek reinsurance from a carrier whose risks are perfectly correlated with one’s primary insurer. The same logic applies here.
The SPG recap proposal suffers from other serious shortcomings. It is self-evident that after the FTC has failed to approve an SPG takeover, SPG’s ability to attract other participants to invest in a GGP recap at $11.00 per share will be even more remote. We note that SPG’s recently revised recap proposal no longer includes any of the original SPG recap investors: Paulson & Co. Inc., ING Clarion Real Estate Securities, L.P., Taconic Capital Advisors L.P., Oak Hill Advisors L.P. and RREEF America L.L.C. have gone home. Furthermore, SPG provides only a $2.5 billion equity commitment from Simon. SPG is no longer willing to backstop the rest of the required capital or the debt required.
The company should ask SPG where it will raise the balance of the $8 billion of equity and debt required for the plan of reorganization, particularly in light of the likely requirement for SPG to be a forced seller of a material amount, if not all, of its shares.
The SPG Recap transaction suffers not just from antitrust risk, but also from the large amount of losses SPG will likely incur from a requirement to invest and then divest $2.5 billion in a company which SPG cannot acquire. As a result of this large potential loss, we would expect that SPG would do anything in its power to avoid consummating the recapitalization transaction.
Trading Value of GGP in the Event of SPG Transaction Failure
In the event of the failure of SPG’s acquisition and recapitalization proposals, GGP would be left without the capital it needs to emerge from bankruptcy and, after the expiration of its exclusivity period, will no longer control its own destiny. Depending on market conditions at the time, the company may not be able to generate any transaction alternatives to emerge. The outcome for all stakeholders — creditors, shareholders, and employees — would be uncertain at best, and potentially catastrophic.
Regardless of what weightings one assigns to each of the three potential SPG transaction outcomes, the expected value of the SPG transaction is considerably less than the recapitalization option offered by the Brookfield-sponsored transaction.
Valuation of the Brookfield Transaction
The valuation of the Brookfield transaction will be determined by the future trading values of GGP and GGO upon emergence from bankruptcy. Using Simon’s cap rate based on recent trading prices, adjusting for warrant dilution, and taking into consideration the ability of GGP to “clawback” up to $1.9 billion of Pershing Square’s and Fairholme Capital’s $3.8 billion commitment and resell these shares to institutional and retail investors in a traditional secondary offering, we currently believe that GGP will trade at a stock price comparable to that offered in the SPG acquisition. Shareholders who seek cash for their shares can sell into the open market to receive these values, while shareholders who wish to hold their positions can participate in the long-term value creation at GGP.
Unlike the SPG transactions, the Brookfield transaction provides a mechanism to defease both the unknown Hughes Heirs’ liability and $300 million of MPC tax liabilities. GGO will also be a beneficiary of Brookfield’s expertise in land development and opportunistic real estate investment and development. Pershing Square will be the largest shareholder with approximately 25% of the outstanding stock, affirming our commitment to the future of GGO.
Most importantly, unlike the SPG transaction alternatives, the standalone plan will have no antitrust risk and can therefore be consummated in a timely fashion.
Finally, the standalone plan preserves flexibility for GGP to consummate a strategic transaction in the future. If there is to be a business combination between GGP and SPG, let it be after emergence and not in a fire sale. The successful auctioneer understands that any buyer who constantly raises its offer without ever receiving a counterproposal from a seller, reveals a willingness to pay an even higher price in the future.
Certainty
GGP’s bankruptcy is one of the most successful in history. For GGP to hand over its keys to its main competitor subject to government approval is reckless in our view. SPG has as much, if not more, to gain from the destruction of General Growth than from its acquisition.
Despite months of discussions, SPG still refuses to take full financial responsibility for the antitrust risk of its bid. The reason is obvious. SPG and General Growth are, by far, the first and second largest mall owners in the country, with control of over half of all premium, “A”-quality malls. Any significant transaction with SPG could raise serious antitrust concerns. At a minimum, we would expect the antitrust authorities to conduct a full investigation, delaying the transaction for months. Indeed, the FTC continues to scrutinize Simon’s $2.3 billion proposed acquisition of Prime Outlets Acquisition Co.’s outlet shopping center operations — an acquisition that was announced almost six months ago. Such delays expose General Growth to capital market risks, higher administrative costs, the loss of opportunities, and human capital flight.
Experience teaches that transaction certainty principally relies on the choice of a transaction partner, not in the documents. There are many months remaining before GGP’s emergence. Brookfield, Fairholme and Pershing Square are highly incentivized to achieve a successful reorganization of GGP. SPG is a chief competitor and benefits from GGP’s failure. This alone is sufficient reason for the Board to decide in its business judgment not to put the company in a position where the only sponsor of its exit from bankruptcy is its chief competitor.

Respectfully,
/s/ William A. Ackman
William A. Ackman